SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


      ALABAMA POWER COMPANY                             GULF POWER COMPANY
      600 North 18th Street                              One Energy Place
    Birmingham, Alabama 35291                        Pensacola, Florida 32520

      GEORGIA POWER COMPANY                         MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, N.E.                         2992 West Beach
     Atlanta, Georgia 30308                        Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)


William E. Zales, Jr., Vice President           Warren E. Tate, Secretary
           and Secretary                              and Treasurer
        Alabama Power Company                       Gulf Power Company
        600 North 18th Street                        One Energy Place
      Birmingham, Alabama 35291                  Pensacola, Florida 32520

   Judy M. Anderson, Vice President         Michael W. Southern, Vice President,
       and Corporate Secretary                   Secretary, Treasurer and
        Georgia Power Company                    Chief Financial Officer
   241 Ralph McGill Boulevard, N.E.              Mississippi Power Company
       Atlanta, Georgia 30308                        2992 West Beach
                                               Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                            John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                   600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                        Atlanta, Georgia 30308
  Atlanta, Georgia 30303

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         The Southern Company ("SOUTHERN"), a Delaware corporation, is a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Alabama Power Company, an Alabama corporation ("ALABAMA"), Georgia Power Company, a Georgia corporation ("GEORGIA"), Gulf Power Company, a Maine corporation ("GULF"), and Mississippi Power Company, a Mississippi corporation ("MISSISSIPPI") (ALABAMA, GEORGIA, GULF and MISSISSIPPI are sometimes collectively referred to herein as the "Subsidiaries" or the "Applicants"), request authority (i) for each of the Subsidiaries (other than GEORGIA) to solicit proxies from the holders of their respective shares of preferred stock and common stock and (ii) for each of the Subsidiaries to amend their respective Charters (as defined herein).

         A.       Introduction

                  1.       ALABAMA Proxy Solicitation

         ALABAMA proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "ALABAMA Proxy Solicitation") for use at a special meeting of its stockholders (the "ALABAMA Special Meeting") to consider a proposed amendment to Alabama's charter (the "ALABAMA Charter") that would confer voting rights on the holders of its preferred stock (the "ALABAMA Proposed Amendment"). If the ALABAMA Proposed Amendment is adopted, ALABAMA may make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the ALABAMA Proposed Amendment.

                  2.       GULF Proxy Solicitation

         GULF proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "GULF Proxy Solicitation") for use at a special meeting of its stockholders (the "GULF Special Meeting") to consider a proposed amendment to GULF's Restated Articles of Incorporation, as amended (the "GULF Charter"), that would confer voting rights on the holders of its preferred stock (the "GULF Proposed Amendment"). If the GULF Proposed Amendment is adopted, GULF may make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the GULF Proposed Amendment.

                  3.       MISSISSIPPI Proxy Solicitation

         MISSISSIPPI proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "MISSISSIPPI Proxy Solicitation") for use at a special meeting of its stockholders (the "MISSISSIPPI Special Meeting") to consider a proposed amendment to MISSISSIPPI's Articles of Incorporation, as amended (the "MISSISSIPPI Charter"), that would confer voting rights on the holders of its preferred stock (the "MISSISSIPPI Proposed Amendment").1 If the MISSISSIPPI Proposed Amendment is adopted, MISSISSIPPI may make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the MISSISSIPPI Proposed Amendment.

         Applicants request that the Securities and Exchange Commission (the "Commission") issue a public notice of the proposed transactions and order authorizing the Proxy Solicitations (collectively, the "Proxy Solicitation Order") as soon as practicable, thereby affording the Subsidiaries sufficient time to solicit proxies in advance of the Special Meetings. Applicants further request that as soon as practicable after the Proxy Solicitation Order, the Commission issue an order authorizing the Proposed Amendments.

         B.       Proposed Transactions: Proxy Solicitation and Proposed
                  Amendment

                  1.       Terms of Proxy Solicitation and Proposed Amendment

                           a.       ALABAMA

         ALABAMA has outstanding 5,608,955 shares of common stock, par value $40 per share (the "ALABAMA Common Stock"), all of which are held by SOUTHERN. ALABAMA's outstanding preferred stock consists of (i) 8,000,000 shares of Class A cumulative preferred stock, stated capital $25 per share (collectively, the "ALABAMA $25 Preferred Stock"), issued in two series (each, an "ALABAMA $25 Series"), 2 (ii) 475,115 shares of Class A cumulative preferred stock, par value $100 per share (collectively, the "ALABAMA $100 Preferred Stock"), issued in six series (each, an "ALABAMA $100 Series"), 3 (iii) 200 shares of Class A cumulative preferred stock, stated capital $100,000 per share (collectively, the "1993 Auction Preferred Stock"), issued in one series (the "1993 Auction Series"), and (iv) 500,000 shares of Class A cumulative preferred stock, stated capital $100 per share (collectively, the "1988 Auction Preferred Stock" and, together with the ALABAMA $25 Preferred Stock, the ALABAMA $100 Preferred Stock and the 1993 Auction Preferred Stock, the "ALABAMA Preferred Stock"), issued in one series (the "1988 Auction Series" and, together with the ALABAMA $25 Series, the ALABAMA $100 Series and the 1993 Auction Series, the "ALABAMA Series"). The ALABAMA Common Stock and ALABAMA Preferred Stock constitute ALABAMA's only

_______________

1 The ALABAMA Proxy Solicitation, the GULF Proxy Solicitation and the MISSISSIPPI Proxy Solicitation are sometimes referred to herein individually as a "Proxy Solicitation" and collectively as the "Proxy Solicitations"; the ALABAMA Special Meeting, the GULF Special Meeting and the MISSISSIPPI Special Meeting are sometimes referred to herein individually as a "Special Meeting" and collectively as the "Special Meetings"; the ALABAMA Charter, the GEORGIA Charter (as defined herein), the GULF Charter and the MISSISSIPPI Charter are sometimes referred to herein individually as a "Charter" and collectively as the "Charters"; and the ALABAMA Proposed Amendment, the GEORGIA Proposed Amendment (as defined herein), the GULF Proposed Amendment and the MISSISSIPPI Proposed Amendment are sometimes referred to herein individually as a "Proposed Amendment" and collectively as the "Proposed Amendments."

2 The two series of ALABAMA $25 Preferred Stock consist of a 5.83% series, of which 1,520,000 shares are outstanding; and a 5.20% series, of which 6,480,000 shares are outstanding.

3 The six series of ALABAMA $100 Preferred Stock consist of a 4.20% series, of which 135,115 shares are outstanding; a 4.52% series, of which 50,000 shares are outstanding; a 4.60% series, of which 100,000 shares are outstanding; a 4.64% series, of which 60,000 shares are outstanding; a 4.72% series, of which 50,000 shares are outstanding; and a 4.92% series, of which 80,000 shares are outstanding.

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outstanding securities entitled to vote on the ALABAMA Proposed Amendment.
ALABAMA has outstanding no other class of equity securities.

         If the ALABAMA Proposed Amendment is adopted, ALABAMA may make a special cash payment in an amount not to exceed 0.50% of the par value or stated capital, as applicable, per share of the ALABAMA Preferred Stock (except that the special cash payment may not exceed 0.125% of the stated capital per share for the 1988 Auction Series and the 1993 Auction Series) (each, an "ALABAMA Cash Payment") for each share of ALABAMA Preferred Stock properly voted at the ALABAMA Special Meeting (in person by ballot or by proxy) in favor of the ALABAMA Proposed Amendment. ALABAMA will disburse ALABAMA Cash Payments out of its general funds, promptly after adoption of the ALABAMA Proposed Amendment.

                           b.       GEORGIA

         GEORGIA proposes to obtain a written consent from the holder of its outstanding shares of common stock for the approval of a proposed amendment to GEORGIA's charter, as amended (the "GEORGIA Charter"), that would confer voting rights on the holders of its preferred stock (the "GEORGIA Proposed Amendment").

         GEORGIA has outstanding 7,761,500 shares of common stock, no par value (the "GEORGIA Common Stock"), all of which are held by SOUTHERN. GEORGIA's outstanding preferred stock consists of 145,689 shares of cumulative preferred stock, stated value $100 per share (collectively, the "GEORGIA Preferred Stock"), issued in one $4.60 series (the "GEORGIA Series"). The GEORGIA Common Stock constitutes GEORGIA's only outstanding securities entitled to vote on the GEORGIA Proposed Amendment. GEORGIA has outstanding no other class of equity securities.

                           c.       GULF

         GULF has outstanding 992,717 shares of common stock, no par value (the "GULF Common Stock"), all of which are held by SOUTHERN. GULF's outstanding preferred stock consists of 42,361 shares of preferred stock, par value $100 per share (collectively, the "GULF Preferred Stock"), issued in three series (each, a "GULF Series").4 The GULF Common Stock and GULF Preferred Stock constitute GULF's only outstanding securities entitled to vote on the GULF Proposed Amendment. GULF has outstanding no other class of equity securities.

         If the GULF Proposed Amendment is adopted, GULF may make a special cash payment in an amount not to exceed 0.50% par value per share of the GULF Preferred Stock (each, a "GULF Cash Payment") for each share of GULF Preferred Stock properly voted at the GULF Special Meeting (in person by ballot or by proxy) in favor of the GULF Proposed Amendment. GULF will disburse GULF Cash Payments out of its general funds, promptly after adoption of the GULF Proposed Amendment.

____________________

4 The three series of GULF Preferred Stock consist of a 4.64% series, of which 12,503 shares are outstanding; a 5.16% series, of which 13,574 shares are outstanding; and a 5.44% series, of which 16,284 shares are outstanding.

                           d.       MISSISSIPPI

         MISSISSIPPI has outstanding 1,121,000 shares of common stock, without par value (the "MISSISSIPPI Common Stock"), all of which are held by SOUTHERN. MISSISSIPPI's outstanding preferred stock consists of (i) 234,040 shares of cumulative preferred stock, par value $100 per share (collectively, the "MISSISSIPPI Depositary Preferred Stock"), issued as depositary preferred shares (each such depositary share representing one-fourth of a share of cumulative preferred stock, par value $100 per share), issued in two series (each, a "MISSISSIPPI Depositary Series"), 5 and (ii) 84,050 shares of cumulative preferred stock, par value $100 per share (collectively, the "MISSISSIPPI Regular Preferred Stock" and, together with the MISSISSIPPI Depositary Preferred Stock, the "MISSISSIPPI Preferred Stock"), issued in four series (each, a "MISSISSIPPI Regular Series" and, together with the MISSISSIPPI Depositary Series, the "MISSISSIPPI Series").6 The MISSISSIPPI Common Stock and MISSISSIPPI Preferred Stock constitute MISSISSIPPI's only outstanding securities entitled to vote on the MISSISSIPPI Proposed Amendment. MISSISSIPPI has outstanding no other class of equity securities.

         If the MISSISSIPPI Proposed Amendment is adopted, MISSISSIPPI may make a special cash payment in an amount not to exceed 0.50% of the par value per share of the MISSISSIPPI Preferred Stock (each, a "MISSISSIPPI Cash Payment") for each share of MISSISSIPPI Preferred Stock properly voted at the MISSISSIPPI Special Meeting (in person by ballot or by proxy) in favor of the MISSISSIPPI Proposed Amendment. MISSISSIPPI will disburse MISSISSIPPI Cash Payments out of its general funds, promptly after adoption of the MISSISSIPPI Proposed Amendment.7

                           e.       Miscellaneous

         Adoption of the Proposed Amendments requires the affirmative vote of the holders of not less than (1) (A) in the case of ALABAMA and MISSISSIPPI, a majority of the votes cast of the outstanding Preferred Stock of all Series, voting together as one class and (B) in the case of GULF, a majority of the voting power of the outstanding Preferred Stock of all Series, voting together as one class, and (2) in the case of GEORGIA, two-thirds of its Common Stock and in the case of ALABAMA, GULF and MISSISSIPPI, a majority of its Common Stock. SOUTHERN will vote its shares of ALABAMA Common Stock, GEORGIA Common Stock, GULF Common Stock and MISSISSIPPI Common Stock, respectively, in favor of the Proposed Amendments. In the case of GEORGIA, SOUTHERN will effect its vote by a written consent in lieu of a meeting.

___________________________

5 The two series of MISSISSIPPI Depositary Preferred Stock consist of a 6.32% series, of which 150,000 shares are outstanding; and a 6.65% series, of which 84,040 shares are outstanding.

6 The four series of MISSISSIPPI Regular Preferred Stock consist of a 4.40% series, of which 8,867 shares are outstanding; a 4.60% series, of which 8,643 shares are outstanding; a 4.72% series, of which 16,700 shares are outstanding; and a 7.00% series, of which 49,840 shares are outstanding.

7 The ALABAMA Cash Payment, the GULF Cash Payment and the MISSISSIPPI Cash Payment are sometimes referred to herein individually as a "Cash Payment" and collectively as the "Cash Payments."

         The Subsidiaries may engage one or more entities to act as information agent(s) in connection with the Proxy Solicitations for fees and expenses estimated not to exceed approximately $100,000.

                  2.       Reason for Proposed Amendments

         The proposed spin-off of Southern Energy, Inc. ("Southern Energy") by SOUTHERN is intended to be a tax-free reorganization within the meaning of Sections 368 and 355 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to constitute such a tax-free spin-off, Section 355 of the Code requires, among other things, that SOUTHERN have "control" not only of Southern Energy, but also of the Subsidiaries. For this purpose, "control" is defined as the ownership of stock possessing at least 80% of the total combined voting power of all classes of a corporation's stock which are entitled to vote, and at least 80% of the total number of shares of all other classes of stock. "Voting stock" essentially is defined as stock which is entitled to vote for directors. Furthermore, such "control" must be obtained in a transaction in which gain or loss is not recognized. The Proposed Amendments are designed to constitute a tax-free recapitalization under which the Preferred Stock of each Subsidiary will become voting stock by giving such Preferred Stock a fractional vote for directors. When the voting Preferred Stock is considered along with the voting common stock that SOUTHERN owns, SOUTHERN will own at least 80% of the total combined voting power of all classes of stock entitled to vote, and thus will have the requisite "control" of the Subsidiaries for tax purposes. On August 1, 2000, SOUTHERN received a favorable private letter ruling from the Internal Revenue Service with respect to the proposed spin-off and related transactions, including the Proxy Solicitations and the Proposed Amendments.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         Other than the Cash Payments described in Item 1, the fees, commissions and expenses to be incurred, directly or indirectly, by the Applicants in connection with the proposed transactions will be supplied by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations. Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments.
Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendments. Rule 54 under the 1935 Act is also applicable to the proposed transactions.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         SOUTHERN currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2000, SOUTHERN's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.746 billion, or about 63.84% of SOUTHERN's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($4.302 billion). With respect to Rule 53(a)(1), however, the Commission has determined that SOUTHERN's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, SOUTHERN has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which SOUTHERN has an ownership interest upon the SOUTHERN holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of SOUTHERN's EWGs and FUCOs, have a material adverse effect on the financial integrity of the SOUTHERN system, or an adverse impact on SOUTHERN's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of SOUTHERN's overall financial condition which took into account, among other factors, SOUTHERN's consolidated capitalization ratio and the recent growth trend in SOUTHERN's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, SOUTHERN's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). SOUTHERN's consolidated capitalization as of June 30, 2000 was 39.8% equity, 60.2% debt including all non-recourse debt, and 54.3% equity and 45.7% debt excluding all non-recourse debt.

         Since the date of the Rule 53(c) Order, there has been a reduction in SOUTHERN's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the SOUTHERN corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Duff & Phelps:

----------- -------------- ---------- --------- ----------- ---------- ---------
Company     Agency         1995       1996      1997        1998       19998
----------- -------------- ---------- --------- ----------- ---------- ---------
----------- -------------- ---------- --------- ----------- ---------- ---------
Alabama     S&P            A+         A+        A+          A+         A+
            Moody's        A1         A1        A1          A1         A1
            Duff & Phelps  A+         AA-       AA-         AA-        AA-
----------- -------------- ---------- --------- ----------- ---------- ---------
----------- -------------- ---------- --------- ----------- ---------- ---------
Georgia     S&P            A+         A+        A+          A+         A+
            Moody's        A1         A1        A1          A1         A1
            Duff & Phelps  AA-        AA-       AA-         AA-        AA-
----------- -------------- ---------- --------- ----------- ---------- ---------
----------- -------------- ---------- --------- ----------- ---------- ---------
Gulf        S&P            A+         A+        AA-         AA-        AA-
            Moody's        A1         A1        A1          A1         A1
            Duff & Phelps  A+         AA-       AA-         AA-        AA-
----------- -------------- ---------- --------- ----------- ---------- ---------
----------- -------------- ---------- --------- ----------- ---------- ---------
Mississippi S&P            A+         A+        AA-         AA-        AA-
            Moody's        Aa3        Aa3       Aa3         Aa3        Aa3
            Duff & Phelps  AA-        AA-       AA-         AA-        AA-
----------- -------------- ---------- --------- ----------- ---------- ---------
----------- -------------- ---------- --------- ----------- ---------- ---------
Savannah    S&P            A+         A+        AA-         AA-        AA-
            Moody's        A1         A1        A1          A1         A1
            Duff & Phelps  Not rated  Not rated Not rated   Not rated  Not rated
----------- -------------- ---------- --------- ----------- ---------- ---------

         SOUTHERN's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. SOUTHERN's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to SOUTHERN's investments in EWGs and FUCOs has not had an adverse impact on SOUTHERN's financial integrity.

ITEM 4.  REGULATORY APPROVAL

         No state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.

_____________________

8 In April 2000, Moody's and Duff & Phelps reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

ITEM 5.  PROCEDURE

         The Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, together with an order under Section 12(e) and Rule 62 permitting the Subsidiaries to solicit proxies pursuant to the Proxy Solicitations.

         The Applicants waive any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. The Applicants consent to the Staff of the Division of Investment Management assisting in the preparation of the Commission's decision and/or orders in this matter, unless the Staff opposes the matters covered by this Application-Declaration.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits:

         A-1 Charter of ALABAMA and amendments thereto through October 14, 1994. (Designated in Registration Nos. 2-59634 as Exhibit 2(b), 2-60209 as Exhibit 2(c), 2-60484 as Exhibit 2(b),
                  2-70838 as Exhibit 4(a)-2, 2-85987 as Exhibit 4(a)-2, 33-25539
                  as Exhibit 4(a)-2, 33-43917 as Exhibit 4(a)-2, in Form 8-K dated February 5, 1992, File No. 1-3164, as Exhibit 4(b)-3, in Form 8-K dated July 8, 1992, File No. 1-3164, as Exhibit 4(b)-3, in Form 8-K dated October 27, 1993, File No. 1-3164, as Exhibit 4(a) and 4(b), in Form 8-K dated November 16, 1993, File No. 1-3164, as Exhibit 4(a), in Certificate of Notification, File No. 70-8191, as Exhibit A, in ALABAMA's Form 10-K for the year ended December 31, 1997, File No. 1-3164, as Exhibit 3(b)2 and Form 8-K dated August 10, 1998, File No. 1-3164, as Exhibit 4.4.)

         A-2 By-laws of ALABAMA as amended effective July 23, 1993, and as presently in effect. (Designated in Form U-1, File No. 70-8191, as Exhibit A-2.)

         A-3 Charter of GEORGIA and amendments thereto through October 25, 1993. (Designated in Registration Nos. 2-63392 as Exhibit 2(a)-2, 2-78913 as Exhibits 4(a)-(2) and 4(a)-(3), 2-93039 as
                  Exhibit 4(a)-(2), 2-96810 as Exhibit 4(a)-2, 33-141 as Exhibit 4(a)-(2), 33-1359 as Exhibit 4(a)(2), 33-5405 as Exhibit
                  4(b)(2), 33-14367 as Exhibits 4(b)-(2) and 4(b)-(3), 33-22504
                  as Exhibits 4(b)-(2), 4(b)-(3) and 4(b)-(4), in GEORGIA's Form 10-K for the year ended December 31, 1991, File No. 1-6468, as Exhibits 4(a)(2) and Exhibit 4(a)(3), in Registration No. 33-48895 as Exhibits 4(b)-(2) and 4(b)-(3), in Form 8-K dated December 10, 1992, File No. 1-6468 as Exhibit 4(b), in Form 8-K dated June 17, 1993, File No. 1-6468, as Exhibit 4(b) in Form 8-K dated October 20, 1993, File No. 1-6468, as Exhibit 4(b) and in GEORGIA's Form 10-K for the year ended December 31, 1997, File No. 1-6468, as Exhibit 3(c)2.)

         A-4 By-laws of GEORGIA as amended effective July 18, 1990, and as presently in effect. (Designated in GEORGIA's Form 10-K for the year ended December 31, 1990, File No. 1-6468, as Exhibit 3.)

         A-5 Restated Articles of Incorporation of GULF and amendments thereto through November 8, 1993. (Designated in Registration No. 33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No. 0-2429, as Exhibit 1(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4, in Form 8-K dated November 3, 1993, File No. 0-2429, as
                  Exhibit 4 and in GULF's Form 10-K for the year ended December 31, 1997, File No. 0-2429, as Exhibit 3(d)2.)

         A-6 By-laws of GULF as amended effective July 28, 2000, and as presently in effect. (Designated in GULF's Form 10-Q for the quarter ended June 30, 2000, File No. 0-2429, as Exhibit 3(d)2.)

         A-7 Articles of incorporation of MISSISSIPPI, articles of merger of Mississippi Power Company (a Maine corporation) into MISSISSIPPI and articles of amendment to the articles of incorporation of MISSISSIPPI through August 19, 1993. (Designated in Registration No. 2-71540 as Exhibit 4(a)-1, in Form U5S for 1987, File No. 30-222-2, as Exhibit B-10, in Registration No. 33-49320 as Exhibit 4(b)-(1), in Form 8-K dated August 5, 1992, File No. 0-6849, as Exhibits 4(b)-2 and 4(b)-3, in Form 8-K dated August 4, 1993, File No. 0-6849, as
                  Exhibit 4(b)-3, in Form 8-K dated August 18, 1993, File No. 0-6849, as Exhibit 4(b)-3 and in MISSISSIPPI's Form 10-K for the year ended December 31, 1997, File No. 0-6849, as Exhibit 3(e)2.)

         A-8 By-laws of MISSISSIPPI as amended effective April 2, 1996, and as presently in effect. (Designated in Form U5S for 1995, File No. 30-222-2, as Exhibit B-10.)

         B-1      Proxy Statement for ALABAMA Series (to be filed by amendment).

         B-2      Proxy Statement for GULF Series (to be filed by amendment).

         B-3 Proxy Statement for MISSISSIPPI Series (to be filed by amendment).

         B-4 Notice of Special Meeting (attached as part of Exhibit B-1 (ALABAMA Series), B-2 (GULF Series) and B-3 (MISSISSIPPI Series)) (to be filed by amendment).

         B-5      Form of Proxy for ALABAMA Series (to be filed by amendment).

         B-6      Form of Proxy for GULF Series (to be filed by amendment).

         B-7 Form of Proxy for MISSISSIPPI Series (to be filed by amendment).

         F        Preliminary opinion of counsel (to be filed by amendment).

         G        Form of notice and order permitting proxy solicitation.

                  Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)      Financial Statements:

                  Balance sheet of each Subsidiary at June 30, 2000. (Designated in each Subsidiary's Form 10-Q for the quarter ended June 30, 2000, File Nos. 1-3164, 1-6468, 0-2429 and 0-6849.)

                  Statements of income and cash flows of each Subsidiary for the period ended June 30, 2000. (Designated in each Subsidiary's Form 10-Q for the quarter ended June 30, 2000, File Nos. 1-3164, 1-6468, 0-2429 and 0-6849.)

         Since June 30, 2000, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Subsidiaries from that set forth in or contemplated by the foregoing financial statements.

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         A. In light of the nature of the proposed transactions as described in
Item 1, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         B. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    August 18, 2000


                                                     ALABAMA POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GEORGIA POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GULF POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     MISSISSIPPI POWER COMPANY


                                                     By  /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

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